

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Stephen Hurly
Chief Executive Officer
LAVA Therapeutics BV
Yalelaan 60
3584 CM Utrecht, the Netherlands

> **Re: LAVA Therapeutics BV**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 18, 2021**
> **File No. 333-253795**

Dear Mr. Hurly:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form F-1 Amendment No. 1 Filed March 18, 2021

VUmc Agreement , page 102

1. We note your response to comment 3. It remains unclear how the Exit payment obligation will impact your financial statements upon effectiveness of the IPO. It appears on page 88 that you expect a liability of 11 million Euro associated with the Exit Payments as part of the Pro Forma as adjusted information in the Capitalization table. Given that the amount is material to your operating results, please expand your disclosure in the Summary and Selected Financial Data, Capitalization table, MD&A and the corresponding risk factor to discuss how you determined the liability amount, what the corresponding expense amount will be, and whether you will recognize the total expense amount in FY 2021. Also, clarify the disclosure on page 102 that states a material impact on operating results is limited to the extent payment is made in cash. Further, please reconcile the disclosure on page F-30 that appears to indicate that the Exit payment is limited to 3.2 million Euros with the disclosure on page 102 that the Exit payment could be in the high teens of

millions of Euros. Please provide your accounting analysis and refer to IAS 37, if applicable, in your response.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua A. Kaufman, Esq.